Exhibit 3.2

Business Number E44920962024 - 7 Filed in the Office of Secretary of State State Of Nevada Filing Number 20254686708 Filed On 2/24/2025 9:21:00 AM Number of Pages 2

To: Page: 2 of 5 2025 - 02 - 24 12:21:32 EST Douusigi4 Envelope ID. FBF625F04D2E - 401F - A5DE - 974B229EC905 12124098278 CERTIFICATE OF AMENDNlENT TO TH E AM ENDED AND RESTATED C ERTI FICAT E OF DESIGNATIONS, RIGHTS, AND PREFERENCES' O F TlIK SERIES D PREFERRED STOCK OI ι PM GC HOLDINGS INC. The undersit,ned, for the purposes of amending the Amended and Restated Certi ficaae of Designs tions, Rights, and Prefer ciices of the Sci ice B Pi ufct red Stock ‹›f PMGC Huldi rigs I nc . (the "C or poratiuii ”), a cm poi ation organized arid existing under and by vin u e ot the Ncvada Revised Statutes (the “N RS" ), docs hereby certify that : £ IRST : That the Boord of Directors of the Corporation ( the “B oard ”) adopted a resolution proposing and declaring advisable the following amendment to the Aincndcd and Restated Ccrii ficaie of Designations, Rights, and Preferences of the Series B Preferred Stock of the Corporation (the “Certificate of Designation”) to increase the authorized shares r s«i n P«r«a stock of the Corporation troin 5 0 million to 300 million and the fi ling of this Ccrti ficate of Amendment to the € ertificate o f Designation (this “A naendcd Certificate of Dcsignatioii”) with the Sccretary of State of thc Statc of Ncyada . SLCOND : That upnn the filing efl this A mended Ccrti ficate of Designation with the Secretary of State of the State of Nc'vada . Section I ot the Certj ficate of Designation wiTT be amended and restated in its entirety as £ uilows : “ 1 . Desi ination and Amount . Th e shares of such series of P referred Stock shall be designated as Series B Preferred Stock” and the number of shares constituting such scrics shall bc 300 , 000 , 000 shares . Each share of Series B Prc fcrrcd Stock shall be identical in all i aspects to ever y othet share of Series B P i eferred Stock . Such number of shares of Series B Prefcrred Stock may from time to time be increased (but not in excess ot the tota! number of authorized shares of preferrcd stock) or decreased (but not below the numbet of shares of Series B Preferred Stock then outstanding) by further i esolution duly adopted by the Boar d of Directors and by thc fi ling of a certificate pui suaiit to t)ie provi . sions o I' the Nevada Revi sed S tattites stating that such increase or decrease, as thc case may be . has been so authorized . For the avoidance of doubt . no stock spi it of any c less of capital stock other than the Series R Preferred Stuck (“Other Stock Spl it”) shrill cffectuute n chani ; c in the nuinbcr tif issued and outstanding Series B Preferred Stock at the Time of the Other Stock Split . ” THIRD : That the aforesaid amendments were duly adopted in accordance with the applicable proc is ions of the NRS . FOURTH : Other than as set forth in this Aincnded C'ertificate of Designation . the Certificate of Dcsignalion shall rema in in full force and effeci . lN WITNESS WH EItEOF, Ihe Corporation has can . sed this Certificate of Amendment to the Amended and Restated Certificate of Designations, Rights . and Preferences oI the Series B Preferred Stock of the Corporation to be signed in its name and on its behalf on this 24 " day of February, 202 S . PMGC HOLD lNGS INC. • •• ι . By. Graydon Bensler From: Borton Nl